SCHEDULE 13G

Amendment No. 1
Intellon Coporation
Common Stock
Cusip #45816W504


Cusip #45816W504
Item 1:	Reporting Person - Northern Neck Investors
Corporation
Item 4:	Delaware
Item 5:	3,047,937
Item 6:	0
Item 7:	3,047,937
Item 8:	0
Item 9:	3,047,937
Item 11:	9.725%
Item 12:	   CO


Cusip #45816W504
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,047,937
Item 8:	0
Item 9:	3,047,937
Item 11:	9.725%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		Intellon Coporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		5100 W Silver Springs Blvd
		Ocala, FL  34482

Item 2(a).	Name of Person Filing:

		Northern Neck Investors Corporation

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		45816W504

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,047,937

	(b)	Percent of Class:	9.725%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	3,047,937

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,047,937

	(iv)	shared power to dispose or to
direct the disposition of:	0




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Intellon Coporation. The interest of one person, Fidelity Investors III Limited
Partnership, a Delaware limited partnership, in the Common
Stock of Intellon Coporation, amounted to 2,018,161 shares or 6.439% of the total outstanding Common Stock at December
31, 2008.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2009
Date

 /s/ Andrew Flaster	______________
Signature

Andrew Flaster, Vice President of
Northern Neck Investors Corp.


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	The ownership of one person, Fidelity Investors III
Limited Partnership, amounted to 2,018,161 shares or 6.439% of the Common Stock outstanding. Fidelity Investors III
Limited Partnership has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Fidelity Investors III Limited Partnership ("FILP III"), 82 Devonshire Street, Boston, Massachusetts 02109, a
Delaware limited partnership, is the beneficial owner of 2,018,161 shares or 6.439% of the Common Stock outstanding of the Company. Northern Neck Investors Corporation, a
Delaware corporation, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940.

        Fidelity Ventures III Limited Partnership ("FVIII"), 82 Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 782,916 shares or 2.498% of the outstanding common stock of the Company. FVIII is a Delaware limited partnership. The general partner of FVIII is Fidelity Ventures Advisors III limited partnership, a Delaware limited partnership. The general partner of Fidelity Ventures Advisors III is Northern Neck Investors Corporation., a Delaware corporation. The limited partners of FVIII are Fidelity Investors III Limited Partnership and Fidelity International Limited.

        Fidelity Ventures Principals III Limited Partnership ("FVPIII"), 82 Devonshire Street, Boston, Massachusetts
02109, is the beneficial owner of 22,620 shares or 0.072% of the outstanding common stock of the Company. FVPIII is a Delaware limited partnership. The general partner of FVPIII is Fidelity Ventures Advisors III Limited Partnership, a Delaware limited partnership. The general partner of Fidelity Ventures Advisors III is Northern Neck Investors
Corporation., a Delaware corporation. The limited partners of FVPIII are members of the investment management team of Fidelity Ventures III.

	Fidelity Ventures Principals I LLC ("FVPI"), 82
Devonshire Street, Boston, Massachusetts 02109, is the beneficial owner of 224,240 shares or 0.715% of the outstanding common stock of the Company. FVPI is a Delaware limited liability company. The managing member of FVPI is Fidelity Capital Associates, Inc., a Delaware corporation. Fidelity Capital Associates, Inc. is a wholly owned subsidiary of FMR LLC. The members of FVPI are members of the investment management team of FVPI.

	Certain members of the family of Edward C. Johnson
3d are owners, directly or through trusts, of shares of Northern
Neck Investors Corporation.





	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned person, on February 12, 2009, agrees and consents to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Intellon Coporation at December 31, 2008.


	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d


	The undersigned person, on February 26, 2009, agrees and consents to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Intellon Corporation at December 31, 2008.


	Northern Neck Investors Corporation

 By /s/ Andrew Flaster	____________
Andrew Flaster, Vice President of
Northern Neck Investors Corp.


Fidelity Investors III Limited Partnership

  By  /s/ Andrew Flaster	____________
Andrew Flaster, Vice President of
Northern Neck Investors Corp.